January 18, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Providential Holdings, Inc.
          Form RW - Application for Withdrawal

Dear SEC:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Providential Holdings, Inc., a Nevada corporation (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2, File No. 333-46876, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on September 28, 2000.

     The Registration Statement was initially filed in order to comply with contractual requirements accorded certain lenders and other investors in the company, with respect to their restricted securities received or to be received, in exchange for investment into the company, and to raise additional equity capital for expansion of the business. However, because the Registrant was unable to maintain its financial reporting in a current status for several quarters, and the information initially contained within the Registration Statement is no longer accurate, and the contractual commitments being honored are no longer immediately relevant, the Registrant is withdrawing its Registration Statement.

     The Registration Statement has never been declared effective, and no shares have been issued or sold pursuant to the Statement. Should you have any questions regarding this matter, please do not hesitate to contact Dieterich & Associates, legal counsel to the Registrant, at (310) 312-6888, or the undersigned at (714) 849-1503.

                    Sincerely,
                    PROVIDENTIAL HOLDINGS, INC.

                    /s/ Henry Fahman
                    Henry Fahman
                    President